

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Mandeep Chawla
Chief Financial Officer
Celestica Inc.
5140 Yonge Street, Suite 1900
Toronto, Ontario, Canada M2N 6L7

> **Re: Celestica Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed March 14, 2022**
> **File No. 001-14832**

Dear Mr. Chawla:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-IFRS Financial Measures, page 87

1. In the fourth paragraph you refer to operating earnings and operating margin. In future filings, please refer to these measures as "non-IFRS operating earnings" and "non-IFRS operating margin" to be consistent with your table on page 89 and avoid confusion by a reader.

2. We note that your measure, non-IFRS operating earnings, is reconciled to IFRS earnings before income taxes. In this regard, please revise future filings, to reconcile non-IFRS operating earnings to earnings from operations, the most directly comparable IFRS measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

3.   Your calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In future filings, in order to avoid potential confusion, please revise the title of your non-IFRS measure to "adjusted free cash flow" or a similar title. Refer to Question 102.07 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Notes to the Consolidated Financial Statements
2. Basis of Preparation and Significant Accounting Policies
(r) Revenue and deferred investment costs, page F-21

4.   Please tell us what consideration you have given to disaggregated revenue disclosures by business line/end user (e.g., Aerospace & Defense, Capital Equipment, Communications). Refer to IFRS 15.114.

5.   Please revise future filings to provide the disclosures required by IFRS 15.119(b), (d), 120, 122, 126, and 129 or tell us how your current presentation is appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing